FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

 3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong. 香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 三 樓 Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk	9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong. 香 港 中 環 士 丹 利 街 十 六 號 騏 利 大 廈 九 樓 Tel: 2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

Your Ref:

Our Ref: S/5411/89   LTO/sl



04035610

9th July, 2004

Securities and Exchange Commission,
Division of Corporate Finance,
Office of International Corporate Finance,
Room 3045 (Stop 3-4),
450 Fifth Street,
Washington, D.C.20549,
United States of America.

Ladies and Gentlemen,

SUPPL

RECEIVED 2004 JUL 19 P 4: 13 OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUL 21 2004
THOMSON
FINANCIAL

Re: Starlight International Holdings Limited
        ("the Company")
        Rule 12g3-2(b) Exemption
        File No.82-3594

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of the Company, enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 11, 1994.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2827 4748 in Hong Kong if you have any questions.

Thank you for your attention.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES
LIMITED

LO Tai On
Director

Enc.
c.c. the Company

Annex A to Letter to the SEC
Dated 9th July, 2004 of
Starlight International Holdings Limited

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2, which exemption was established on January 11, 1994:-

DESCRIPTION OF DOCUMENT

1.   Title   :   Notification of movement of securities in Hong Kong

        Date   :   30th June, 2004

        Entities requiring item: HKSE pursuant to Exchange Listing Agreement; and

Monthly Return on Movement of Listed Equity Securities

For the month ended _____30th June, 2004_____

TO: The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From: Starlight International Holdings Limited
(Name of Company)

Mr. Peter LEE Yip Wah _____ Tel No.: 2827 1778_____
(Name of Responsible Official)

Date: _____9th July, 2004_____

(A)	**Information of Types of Listed Equity Securities:** (please tick wherever applicable)					
	1.	Ordinary shares	:	√	2.	Preference shares:
	3.	Other classes of shares	:			please specify: _____
	4.	Warrants	:			please specify: _____

(B) Movement in Authorised Share Capital:

	No. of Ordinary shares/Preference shares/other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month:	1,250,000,000	$0.40	$500,000,000
Increase/(Decrease) (SGM approval date):	Nil	Nil	Nil
Balance at close of the month:	1,250,000,000	$0.40	$500,000,000

(C) Movement in Issued Share Capital:

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month:	757,219,982	Nil	Nil
Increase/(Decrease) during the month	Nil	Nil	Nil
Balance at close of the month:	757,219,982	Nil	Nil

(D) Details of Movement:
* please delete and insert "N/A" wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
	No. of Options	Granted	Exercised	Cancelled	No. of Options	
SHARE OPTIONS* Type						
1. Employee share option scheme adopted on <u>7th April, 1997</u> Exercise price: HK$0.40	5,455,632	Nil	Nil	Nil	5,455,632	
2. Employee share option scheme adopted on <u>12th September, 2002</u> Exercise price: HK$0.40 Exercise price: HK$0.86	6,700,500 15,144,000	Nil Nil	Nil Nil	Nil Nil	6,700,500 15,144,000	
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
1. Subscription price HK$ ____						
2. Subscription price HK$ ____						

CONVERTIBLES*			
Class	Units	Converted (Units)	Units
Convertibles Notes	N/A	N/A	N/A
Convertible price: HK$ _____			

OTHER ISSUES OF SHARES*		
Rights Issue	Price:	Issue and allotment Date:
Placing	Price:	Issue and allotment Date:
Bonus Issue		Issue and allotment Date:
Scrip Dividend		Issue and allotment Date:
Repurchase of share		Cancellation Date:
Redemption of share	Price:	Redemption Date:
Consideration issue	Price:	Issue and allotment Date:
Others (Please specify)	Price:	Issue and allotment Date:

Total No. of ordinary shares/preference shares/other classes of shares increased/(decreased) during the month: 0

Remarks:

Authorised Signatory:

Name: Peter LEE Yip Wah
Title: Secretary

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